Via Facsimile and U.S. Mail
Mail Stop 6010


July 26, 2005


Mr. Harvey Kamil
Chief Financial Officer
NBTY, Inc.
90 Orville Drive
Bohemia, NY  11716

Re:	NBTY, Inc.
	Form 10-K for the fiscal year ended September 30, 2004
	File No. 1-31788

Dear Mr. Kamil:

      We have reviewed your July 11, 2005 response and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 23
1. We are considering your response to prior comment 2 including your supplemental response dated July 11, 2005. Please provide us the following information in a disclosure-type format to help us evaluate the adequacy of your proposed disclosure:
* Please provide a rollforward schedule for each type of accrual included in the promotional program incentive accrual amount for each fiscal year presented.

* Please reconcile the rollforward of the product return accrual for fiscal 2004 and 2003 contained in your supplemental response to comment 2(e) dated July 11, 2005 to the amounts in Schedule II on page S-1 of your fiscal 2004 10-K. Please explain to us why the amounts in your rollforward schedule are significantly different from the amounts in the financial statement schedule.
* Your supplemental response to comment 2(e) dated July 11, 2005 states that the Company does not have the ability to track returns by fiscal period of the original sale. In light of your inability to distinguish activity between current and prior periods, please explain to us how you can determine, and how your auditors are able to agree, for any period end, that the financial statements were fairly stated, that no material errors were made and that you can reasonably estimate the deductions from gross sales identified as critical accounting estimates.

Liquidity and Capital Resources

EBITDA, page 36-37
2. We have read your response to prior comment 3; however, we continue to believe that non-GAAP measures, such as EBITDA, that eliminate recurring items are not permissible unless management reasonably believes the financial impact of these items will disappear or become immaterial within a near-term finite period. Since the items excluded from EBITDA are significant components of your business, the financial impact of these items will not disappear or become immaterial in the future. While Item 10(e) of Regulation S-
K does not expressly prohibit the removal of recurring items, Answer
8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" indicates that registrants must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if that measure is used to evaluate performance. The Answer to Question 8 of the Non-GAAP FAQ, further states it is permissible, and may be necessary, to identify, discuss, and analyze material items, whether they are recurring or non-recurring in MD&A and it may be necessary to discuss the nature of such items and their significance to an investor in evaluating the company`s results of operations. We believe that material items such as depreciation, amortization, interest expense, and income taxes should be discussed in MD&A but should not be eliminated or adjusted in connection with a non-GAAP measure. Please tell us how you plan to delete EBITDA as a supplementary non-GAAP operating performance measure in your filings or provide additional supplemental information to demonstrate why these measures provide useful information to investors.
3. Further, your Form 10-Q for the quarter ended March 31, 2005 discloses that EBITDA as being the primary measure used by the Company`s chief decision maker to evaluate the ongoing performance of its segments and operating units. This disclosure appears to be inconsistent with your disclosure, in the segment information note in your Form 10-K, that the primary measures of performance are net sales and pre-tax operating income or loss (prior to corporate allocations) of each segment. It appears that you should either eliminate your disclosure of EBITDA as a segment measure in MD&A or revise your segment information in the notes to the consolidated financial statements to disclose EBITDA as a segment measure of performance. Please provide us in a disclosure-type format how you plan to eliminate this inconsistency.

General
4. Please file your correspondence dated July 11, 2005 on EDGAR.


*    *    *    *

      Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      You may contact Todd Sherman, Staff Accountant, at 202-551-
3665
or Don Abbott, Senior Accountant, at 202-551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

	Sincerely,


								Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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Harvey Kamil
NBTY, Inc.
July 26, 2005
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